EXHIBIT 17

TRANSACTIONS

Except as previously disclosed in the Schedule 13D, as amended, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 18, 2018. Except as otherwise noted below, all such transactions were purchases of securities effected in the open market, are reported at the daily weighted average purchase price, and the table includes commissions paid in per share prices.

NAME OF REPORTING PERSON	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
High River Limited Partnership	06/13/2018	45,187.00(1)	$7.37(2)
High River Limited Partnership	06/14/2018	71,566.00(1)	7.01(2)
High River Limited Partnership	06/15/2018	77,000.00(1)	6.04(2)
High River Limited Partnership	06/18/2018	6,247.00(1)	6.99(2)
Icahn Partners LP	06/13/2018	107,058.00(1)	$7.37(2)
Icahn Partners LP	06/14/2018	169,744.00(1)	7.01(2)
Icahn Partners LP	06/15/2018	182,634.00(1)	6.04(2)
Icahn Partners LP	06/18/2018	14,815.00(1)	6.99(2)
Icahn Partners Master Fund LP	06/13/2018	73,690.00(1)	$7.37(2)
Icahn Partners Master Fund LP	06/14/2018	116,522.00(1)	7.01(2)
Icahn Partners Master Fund LP	06/15/2018	125,366.00(1)	6.04(2)
Icahn Partners Master Fund LP	06/18/2018	10,171.00(1)	6.99(2)

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on June 12, 2020.
(2)	Represents the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract. The forward price is $57.00 per Share. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Persons paid a financing charge to the counterparty to such forward contract.